

July 6, 2010

Ms. Kathy I. Sheffield
Chief Financial Officer
AAON, Inc.
2425 South Yukon
Tulsa, Oklahoma 74107

> **Re: Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Definitive 14A filed April 15, 2010**
> **File No. 1-18953**

Dear Ms. Sheffield:

We have reviewed your response letter dated June 24, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

<u>Financial Statements</u>

<u>Note 1. Business, Summary of Significant Accounting Policies and Other Financial Data, page 35</u>

<u>Revenue Recognition, page 35</u>

1. We note your response to prior comment 4. Please expand your disclosure to explain how you determined it is appropriate to include commissions paid to independent manufacturer representatives in the net sales line item rather than in the selling,

general and administrative expenses line item. Your disclosures on page 2 indicate that these representatives are not resellers of your products. Please confirm. Refer to ASC 605-50-25. Please show us supplementally what your disclosures will look like.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

General

2. Please address the above comments in your interim filings as well, as applicable.

Definitive 14A filed April 15, 2010

Election of Directors, page 4

3. Refer to prior comment 6. For each director or person nominated or chosen to become a director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made in light of AAON's business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief